March 27, 2014

Via EDGAR Submission

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Acadia Healthcare Company, Inc.
Form S-4
Filed March 6, 2014
File No. 333-194372

Dear Mr. Riedler:

Below is the response of Acadia Healthcare Company, Inc. (the “Company”) to the comment in your letter dated March 18, 2014 regarding the Company’s supplemental letter dated March 6, 2014 provided in connection with the Company’s Registration Statement on Form S-4 (File No. 333-194372), filed with the United States Securities and Exchange Commission (the “Commission”) on March 6, 2014. The comment of the Staff of the Division of Corporation Finance (the “Staff”) is repeated and underlined for convenience of reference.

General

Comment: We note that you are registering the 6.125% Senior Notes and related guarantees in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). However, the supplemental letter you have provided dated March 6, 2014 does not contain all the representations required by the no-action letters. Specifically, the company must represent that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Outstanding Securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the company or an affiliate of the company to distribute the Exchange Securities. Please revise your supplemental letter accordingly.

Response: As discussed with the Staff on March 19, 2014, the Company’s supplemental letter, dated March 6, 2014, included in subsection (C) on the second page of the supplemental letter the representation identified in the Staff’s comment above. Accordingly, no revision of the supplemental letter is needed.

Please be advised that, in the event that the Company requests acceleration of the effective date of the pending registration statement, the Company will acknowledge the Staff’s position that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please contact the undersigned at (615) 861-6000 or the Company’s legal counsel, James H. Nixon III of Waller Lansden Dortch & Davis, LLP at (615) 850-8855.

Sincerely,

ACADIA HEALTHCARE COMPANY, INC.

By:	/s/ Christopher L. Howard
Christopher L. Howard
Executive Vice President, General Counsel and Secretary